mwe.com

March 7, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Kim Abe Friedman

Re:	Premier, Inc. Form 10-K for Fiscal Year Ended June 30, 2022 Filed August 16, 2022 File No. 001-36092

Dear Mr. Kim:

On behalf of Premier, Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 28, 2023 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K filed by the Company on August 16, 2022 (the “Annual Report”). Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended June 30, 2022

General

1.

We note your Section 302 and Section 906 certifications included as exhibits to your filing, reference the CEO’s and CFO’s review and certification of the Company’s “quarterly report on Form 10-Q” as opposed to the annual report on Form 10-K. Please file an amendment to your annual report that includes revised certifications which reference the correct report. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

Response: In response to the Staff’s comment, the Company has filed with the Commission an amendment to the Annual Report which includes revised certifications that are currently dated and refer to the Form 10-K/A.

Please contact me at (312) 984-3624 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Heidi Steele
Cc: Michael J. Alkire
President and Chief Executive Officer